

Mail Stop 3720

May 16, 2008

<u>Via U.S. Mail</u>

Mr. William K. Hergenhan
Chief Financial Officer
Metro One Telecommunications, Inc.
11200 Murray Scholls Place
Beaverton, OR 97007

> **RE:** **Metro One Telecommunications, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-27024**

Dear Mr. Hergenhan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director